Exhibit 12.3

Central Illinois Public Service Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
Net income from continuing operations	$25,735	$14,739
Add- Taxes based on income	13,908	5,199

Net income before income taxes	39,643	19,938
Add- fixed charges:
Interest on short-term and long-term debt (1)	20,966	29,422
Estimated interest cost within rental expense	890	760
Amortization of net debt premium, discount, and expenses	693	1,024

Total fixed charges	22,549	31,206

Earnings available for fixed charges	62,192	51,144

Ratio of earnings to fixed charges	2.75	1.63

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,884	2,512
Adjustment to pretax basis	1,018	886

	2,902	3,398

Combined fixed charges and preferred stock dividend requirements	$25,451	$34,604

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.44	1.47

(1)	Includes FIN 48 interest expense